EXHIBIT 99.1






04/CAT/08

FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Monday 17 May 2004

For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Louise Robson
Rowena Gardner, Director of
Corporate Communications

                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)



CAMBRIDGE ANTIBODY TECHNOLOGY
INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2004

Cambridge, UK...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces financial results for the six months ended 31 March 2004 and a business update.


Summary

Developments since the First Quarter results:
  o Trial for litigation with Abbott set by London High Court for November 2004
  o Library licences granted to Genzyme and Wyeth
  o Enrolment in US trial of Trabio(R) to be completed in the third quarter of 2004
  o Wyeth progressing an anti-GDF-8 antibody, licensed from CAT
  o Further pre-clinical studies of GC-1008 underway
  o Plans for anti-TGF(beta) collaboration with Genzyme in development

Previously announced:
  o Preliminary results from CAT-192 Phase I/II clinical trial
  o Enrolment complete in Phase III pivotal International clinical trial of Trabio
  o Co-development agreement with Amgen restructured on attractive terms
  o Co-development agreement with Elan terminated by CAT
  o Extension of manufacturing agreement with Lonza
  o Second tranche of equity investment by Genzyme

Financial:
  o Net cash and liquid resources of(pound)107.6 million at 31 March 2004 ((pound)107.8 million at 30 September 2003)
  o Net cash outflow before management of liquid resources and financing:
    (pound)14.2 million for the six months ended 31 March 2004 compared with(pound)13.2 million for the six months ended 31 March 2003
  o Revised financial guidance: net cash outflow before management of liquid resources and financing for the year to 30 September 2004 expected to be less than (pound)35 million (after Genzyme investment, net cash outflow after financing less than (pound)21 million)

Paul Nicholson, CAT's Chairman, said "We are pleased to report that CAT has continued to make progress in the first half of the financial year. We are also pleased that the High Court has fixed a trial date in November 2004 to hear our dispute with Abbott in accordance with our wish that the courts resolve the dispute at the earliest opportunity. We look forward to putting our case before the High Court in November."

CAT Product Candidates

In April 2004, three-year follow up results of a Phase II clinical trial of Trabio (lerdelimumab), a human anti-TGF(beta)2 monoclonal antibody, in patients undergoing first time phacotrabeculectomy (combined surgery to simultaneously treat glaucoma and a cataract) were presented at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO). The results show that patients treated with Trabio at the time of surgery have lower intraocular pressure (IOP) levels compared to placebo-treated patients. Additionally, the proportion of patients returning to IOP-lowering medication remains lower for Trabio than placebo groups.

In the US clinical trial of Trabio compared to 5-fluorouracil (5FU) in patients undergoing surgery for glaucoma (trabeculectomy) enrolment is ongoing and is now expected to be complete in the third quarter of 2004.

In the Phase II/III European clinical trial of Trabio in 344 patients undergoing first time trabeculectomy, it is expected that preliminary data at one year follow up will be available in the fourth quarter of 2004.

Enrolment is complete in the Phase III pivotal International clinical trial of Trabio in patients undergoing first time trabeculectomy. A total of 393 patients in six European countries and South Africa were randomised in the double-blind trial which compares Trabio with placebo. Data from this trial are expected in early 2005 when all patients will have completed at least one year of follow-up post surgery.

In February, preliminary results from a Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGF(beta)1 monoclonal antibody, were announced. The double-blind, placebo-controlled trial enrolled 45 patients at 12 medical centres in the US and Europe. Patients were randomised to receive one of three dose levels of CAT-192 (0.5 mg/kg, 5 mg/kg or 10 mg/kg) or matching placebo, given as an intravenous infusion every six weeks for four doses.

The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients suffering from diffuse systemic sclerosis. Preliminary results show that the primary objective of the trial was met; CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis, however, no definitive conclusions regarding the efficacy of CAT-192 are able to be drawn at this time.

An Investigational New Drug (IND) application for a Phase I trial in the US in idiopathic pulmonary fibrosis (IPF) of GC-1008, a pan-specific human anti-TGF(beta) monoclonal antibody being developed by CAT and Genzyme, has been filed with the US Food and Drug Administration (FDA). Following discussions with the FDA further pre-clinical studies are underway, prior to commencing the Phase I trial.

Utilising the information obtained from the CAT-192 trial and other pre-clinical studies, CAT and Genzyme are working closely to define the most appropriate indications and clinical trial designs to take full advantage of the potentially significant opportunities in anti-TGF(beta) antibodies.

CAT-213 (bertilimumab) is a human anti-eotaxin1 monoclonal antibody which CAT has been evaluating as a treatment for severe allergic disorders. Early discussions continue with potential partners to commercialise CAT-213.

CAT-354, a human anti-IL13 monoclonal antibody, is being developed as a potential treatment for asthma and possibly other indications. A Phase I single dose clinical trial is expected to begin before the end of 2004.

HUMIRA(TM)

HUMIRA(TM) (adalimumab) is a human anti-TNF(alpha) monoclonal antibody which was isolated and optimised by CAT in collaboration with Abbott Laboratories. It is the first CAT-derived antibody to receive approval for marketing and is now approved for sale in 41 countries. Abbott has reported that HUMIRA achieved full year sales in 2003 of $280 million and for the first quarter of 2004 of $149 million. Abbott is forecasting sales of HUMIRA of more than $700 million in 2004 and more than $1.2 billion in 2005.

Abbott has also presented new Phase II clinical trial data for HUMIRA that demonstrated that patients with moderate to severe psoriasis receiving 40 mg HUMIRA every other week achieved statistically significant improvement after 12 weeks' treatment. The data also showed that HUMIRA was well tolerated. Additionally, data from clinical trials of HUMIRA in patients with active Crohn's disease will be presented at the Digestive Disease Week conference in New Orleans this month.

In November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. A trial has now been set by the London High Court to commence in November 2004, with an expected length of three weeks.

Other Licensed Product Candidates

ABT-874, a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott, and licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft as HUMIRA, is in Phase II clinical trials for a number of autoimmune diseases. Data from a clinical trial of ABT-874 in patients with active Crohn's disease will also be presented at Digestive Disease Week.

In January 2004, Human Genome Sciences, Inc (HGSI) announced that it has begun enrolling and dosing patients in a Phase II clinical trial of LymphoStat-B(TM), a human monoclonal antibody which modulates the activities of B-lymphocytes, in patients with rheumatoid arthritis. The double-blind, placebo-controlled multi-centre trial will evaluate safety, optimal dosing and efficacy of LymphoStat-B in approximately 230 patients with active rheumatoid arthritis who have failed prior therapy. Also, HGSI is currently conducting a double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in patients with active systemic lupus erythematosus (SLE). HGSI plans to complete enrolment of both clinical trials in 2004.

HGSI continues with the Phase I clinical trials to evaluate the safety and pharmacology of HGS-ETR1 (previously known as TRAIL-R1 mAb) in patients with advanced solid tumours and anticipates that the results of two Phase I trials will be available for presentation at the Annual Society of Clinical Oncology
(ASCO) meeting in June 2004. HGSI plans to initiate Phase II clinical trials in 2004.

HGSI is currently enrolling patients with advanced tumours into two Phase I open-label, dose-escalating clinical trials of HGS-ETR2 (previously known as TRAIL-R2 mAb) and plans to complete enrolment of one of the Phase I trials in 2004.

In March 2004, HGSI presented results from its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax(TM), a human anti Protective Antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed from CAT. The results demonstrate that ABthrax is safe and well tolerated in healthy adult volunteers, and achieved the blood levels predicted in relevant animal models as necessary to afford significant protection from the lethal effects of anthrax toxin.
HGSI has stated that further development of ABthrax will depend on the US Government's willingness to commit to the purchase of ABthrax.

Wyeth is moving forward with MYO-029, a human monoclonal antibody discovered by CAT in collaboration with Wyeth and licensed to Wyeth, that neutralises the effects of a protein called GDF-8, which is associated with reduced skeletal muscle mass. MYO-029 is being studied as a potential therapy for muscle-wasting diseases, including muscular dystrophy, an inherited disease that causes degeneration of various muscle groups, and sarcopenia, which is a loss of muscle mass and strength that can result from ageing or from disease such as cancer.

There are four further product candidates at pre-clinical development stage at CAT's collaborators.

Discovery Stage Programmes

There are ongoing research programmes to 13 distinct molecular targets at CAT. Approximately half are funded or co-funded by CAT and half are funded by CAT's licensees.

In December 2003 CAT restructured its agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex. In return, CAT receives from Amgen an initial fee and potential milestone payments and royalties on future sales. This agreement allows CAT to focus its investment on a smaller number of core programmes, while retaining significant interest in the success of these two antibody candidates.

In February 2004, CAT exercised its right to terminate its agreement with Elan. The collaboration involved research on a number of targets in the fields of neurology and pain. Terminating this exclusive agreement allows CAT to collaborate with third parties in these disease areas.

In December, the research collaboration with Pfizer was extended for a further six months to 30 May 2004. Discussions continue on extending this collaboration.

Library Licences

In the last six months CAT has continued to develop its licensing business through the license of its proprietary phage antibody libraries in return for upfront fees and, potentially, option, milestone and royalty payments in the future.

In February 2004, Wyeth exercised an option to license CAT's libraries for in-house use. The libraries will support Wyeth's activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas. This option was granted to Wyeth as part of the collaboration agreement entered into in March 1999. Wyeth has a number of exclusive therapeutic and diagnostic antibody product options related to its use of the libraries.

In April 2004 CAT granted Genzyme a Library licence. Genzyme will use CAT's phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Operations

In January 2004 CAT and Lonza announced the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This enables CAT to plan further ahead with confidence and guarantees that CAT and its collaborators have access to Lonza's world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programmes and future projects, in a cost-effective way.

Financial Results

CAT made a loss after taxation for the six months ended 31 March 2004 of (pound)18.0 million (six months ended 31 March 2003 (H1) (pound)18.8 million; six months ended 30 September 2003 (H2) (pound)20.4 million). Net cash outflow before management of liquid resources and financing for the period was (pound)14.2 million (H1 - (pound)13.2 million outflow; H2 - (pound)20.4 million outflow). Net cash and liquid resources at 31 March 2004 at (pound)107.6 million, were (pound)0.2 million lower than at the start of the period (31 March 2003 - (pound)118.2 million; 30 September 2003 - (pound)107.8 million).

Turnover in the period was (pound)8.5 million (H1- (pound)4.0 million; H2 - (pound)4.7 million). Royalty income of (pound)2.7 million was recognised as revenue in the six month period representing the amount received from Abbott in respect of HUMIRA sales for the year ended 31 December 2003. Payments were received from Abbott in October 2003 and April 2004. Licence fees of (pound)2.2 million were recognised in the period, principally licence fees released from deferred income brought forward at 30 September 2003. Revenues from milestone payments of (pound)2.1 million were recorded during the period. Four technical milestone payments were received from Pfizer in December 2003. A proportion of the clinical milestone received from Abbott in the last financial year was released as revenue, having been offset against the two royalty payments made by Abbott. Revenues of (pound)1.1 million were generated from contract research fees under collaborations with Amgen, Merck & Co., Pfizer and Wyeth Research. Other revenues of (pound)0.4 million were recognised in the period.

Direct costs for the six months ended 31 March 2004 were (pound)1.5 million (H1 - (pound)0.03 million; H2 - (pound)0.7 million), reflecting royalties due to Medical Research Council and other licensors on the royalties CAT receives on product sales under its various licences and collaborations. In addition, the results for the six months ended 31 March 2004 include an amount payable to Medical Research Council following CAT's settlement of litigation with MorphoSys in 2003.

Operating costs for the period amounted to (pound)27.0 million (H1 - (pound)25.3 million; H2 - (pound)28.9 million). Research and development costs for the six months ended 31 March 2004 were (pound)21.5 million (H1 - (pound)21.3 million; H2 - (pound)23.7 million). Research and development costs for the six months ended 31 March 2003 included the one-off cost of a cross-licensing arrangement with Xoma for antibody-related technologies. External development costs were (pound)9.5 million in the six months ended 31 March 2004 (H1 - (pound)5.8 million; H2 - (pound)9.4 million), reflecting increased activity on the Trabio clinical trials and the CAT-354 programme.

General and administration expenses for the period were (pound)5.5 million (H1
- (pound)3.9 million; H2 - (pound)5.3 million). The principal reason for this increase is a non-cash charge of (pound)1.4 million arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein Inc., as since 30 September 2003 there has been a significant depreciation in the value of the US Dollar compared to Sterling. This non-cash charge in the profit and loss account is offset by a (pound)1.3 million non-cash foreign exchange gain arising from the retranslation of the net assets of Aptein reflected in the statement of total recognised gains and losses and, therefore, the net effect on net assets is not significant. The cost of litigation for the six month period was (pound)0.7 million (H1 - (pound)0.1 million; H2 - (pound)0.8 million).

During the period the Group accrued interest receivable on its cash deposits of (pound)2.1 million (H1 - (pound)2.5 million; H2 - (pound)1.9 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities and lower rates of return earned during the period.

The net increase in deferred income balances in the period was (pound)3.3 million following the receipt of licence fees from a number of parties (primarily Amgen and Wyeth Research) which are being recognised over the relevant future period in accordance with CAT's established accounting policy.

In September 2003, Genzyme committed to subscribe (pound)22.9 million in cash for 4.3 million shares in CAT. The subscription was in two tranches, the first of which occurred during the previous financial year and the second of which occurred in October 2003 and was for 2.5 million shares with a value of (pound)13.3 million.

Outlook

In November 2003 CAT gave guidance that net cash outflow, before management of liquid resources and financing, for the current financial year, was expected to be up to (pound)40 million. We now expect external development costs to be lower than anticipated at that time and as a consequence net cash outflow before management of liquid resources and financing is now expected to be less than (pound)35 million. Net of Genzyme subscription monies received in the first half year this would result in net cash outflow after financing of less than (pound)21 million.



CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM Statement of Results for
the SIX MONTHS ended 31 MARCH 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)
                                                       Six months     Six months      Six months           Year
                                                            ended          ended           ended          ended
                                                         31 March       31 March        31 March   30 September
                                                             2004           2004            2003           2003

                                                      Convenience
                                                      translation
                                                          US$'000    (pound)'000     (pound)'000    (pound)'000

Turnover                                                   15,581          8,468           3,977          8,743
Direct costs                                               (2,802)        (1,523)            (25)          (690)
                                                  --------------------------------------------------------------
Gross profit                                               12,779          6,945           3,952          8,053

Research and development expenses                         (39,534)       (21,486)        (21,345)       (44,981)
General and administration expenses                       (10,083)        (5,480)         (3,922)        (9,196)
                                                  ==============================================================
Operating loss                                            (36,838)       (20,021)        (21,315)       (46,124)

Interest receivable (net)                                   3,778          2,053           2,478          4,360
                                                  --------------------------------------------------------------
Loss on ordinary activities before taxation               (33,060)       (17,968)        (18,837)       (41,764)
Taxation on loss on ordinary activities                         -              -               -          2,573
                                                  --------------------------------------------------------------
Loss for the financial period                             (33,060)       (17,968)        (18,837)       (39,191)
                                                  ==============================================================

Loss per share - basic and diluted (pence)                                 44.2p           51.9p         107.5p


Consolidated Statement of Total Recognised Gains and Losses

                                                       Six months      Six months     Six months           Year
                                                            ended           ended          ended          ended
                                                         31 March        31 March       31 March   30 September
                                                             2004            2004           2003           2003

                                                      Convenience
                                                      translation
                                                          US$'000     (pound)'000    (pound)'000    (pound)'000

Loss for the financial period                             (33,060)        (17,968)       (18,837)       (39,191)
Gain on foreign exchange translation                        2,403           1,306             82            606
                                                 ---------------------------------------------------------------
Total recognised losses relating to the period            (30,657)        (16,662)       (18,755)       (38,585)
                                                 ===============================================================

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.




Page 9 of 14

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM Statement of Results for
the SIX MONTHS ended 31 MARCH 2004

Consolidated Balance Sheet
(unaudited)                                                         As at          As at           As at           As at
                                                                 31 March       31 March        31 March    30 September
                                                                     2004           2004            2003            2003

                                                              Convenience
                                                              translation
                                                                  US$'000    (pound)'000     (pound)'000     (pound)'000

Fixed assets
Intangible assets                                                  11,697          6,357           7,408           6,883
Tangible assets                                                    24,577         13,357          14,583          14,366
Investments                                                         5,809          3,157             215           3,373
                                                        -----------------------------------------------------------------
                                                                   42,083         22,871          22,206          24,622
                                                        -----------------------------------------------------------------
Current assets
Debtors                                                            13,138          7,140           4,169           4,526
Short term investments                                            198,733        108,007         117,299         108,347
Cash at bank and in hand                                            1,185            644           1,766           1,056
                                                        -----------------------------------------------------------------
                                                                  213,056        115,791         123,234         113,929
Creditors
Amounts falling due within one year                               (23,627)       (12,841)        (15,936)        (12,657)
                                                        -----------------------------------------------------------------
Net current assets                                                189,429        102,950         107,298         101,272
                                                        -----------------------------------------------------------------
Total assets less current liabilities                             231,512        125,821         129,504         125,894
Creditors
Amounts falling due after more than one year                      (37,952)       (20,626)        (11,787)        (18,152)
                                                        -----------------------------------------------------------------
Net assets                                                        193,560        105,195         117,717         107,742
                                                        =================================================================

Capital and reserves
Called-up share capital                                             7,557          4,107           3,636           3,834
Share premium account                                             417,174        226,725         203,226         212,883
Other reserve                                                      24,759         13,456          13,456          13,456
Profit and loss account                                          (255,930)      (139,093)       (102,601)       (122,431)
                                                        -----------------------------------------------------------------
Shareholders' funds - all equity                                  193,560        105,195         117,717         107,742
                                                        =================================================================



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.





Page 10 of 14

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
INTERIM Statement of Results for
the SIX MONTHS ended 31 March 2004

Consolidated Cash Flow Statement
(unaudited)                                                 Six months    Six months     Six months            Year
                                                                 ended         ended          ended           ended
                                                              31 March      31 March       31 March    30 September
                                                                  2004          2004           2004            2003

                                                          Convenience
                                                          translation
                                                              US$'000     (pound)'000    (pound)'000   (pound)'000

Net cash outflow from operations                              (29,006)        (15,764)       (12,487)      (35,819)
                                                     ==============================================================

Returns on investments and servicing of finance
Interest received                                               4,116           2,237          3,585         5,095
Interest element of finance leases                                (79)            (43)           (10)          (46)
                                                     --------------------------------------------------------------
                                                                4,037           2,194          3,575         5,049
                                                     --------------------------------------------------------------

Taxation                                                            -               -          2,636         5,210
                                                     --------------------------------------------------------------

Capital expenditure and financial investment
Purchase of intangible fixed assets                                 -               -         (2,673)       (2,673)
Purchase of tangible fixed assets                              (1,102)           (599)        (4,265)       (5,413)
Sale of tangible fixed assets                                       -               -              3             4
                                                     --------------------------------------------------------------
                                                               (1,102)           (599)        (6,935)       (8,082)
                                                     --------------------------------------------------------------

Net cash outflow before management of liquid
resources and financing                                       (26,071)        (14,169)       (13,211)      (33,642)
                                                     ==============================================================

Management of liquid resources                                  1,021             555          9,395        18,778
                                                     --------------------------------------------------------------

Financing
Issue of ordinary share capital                                25,972          14,115            707        10,562
Proceeds from new finance lease commitment                          -               -          1,076         1,389
Capital elements of finance lease rental payments                (313)           (170)          (103)         (221)
                                                     --------------------------------------------------------------
                                                               25,659          13,945          1,680        11,730
                                                     --------------------------------------------------------------

Increase/(decrease) in cash                                       609             331         (2,136)       (3,134)
                                                     ==============================================================



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.


Notes to the financial information

Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2003.

Convenience translation
The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 31 March 2004 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.84, the noon buying rate as of 31 March 2004. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the six months ended 31 March 2004, the six months ended 31 March 2003 and the year ended 30 September 2003 respectively: losses of (pound)17,968,000, (pound)18,837,000, and (pound)39,191,000; weighted average number of shares in issue of 40,638,511, 36,307,483 and 36,440,993. The Company had ordinary shares in issue of 41,077,807 and a total of 2,047,621 ordinary shares under option as of 31 March 2004.



Reconciliation of operating loss to operating cash outflow

                                                         Six months     Six months     Six months          Year
                                                              ended          ended          ended         ended
                                                           31 March       31 March       31 March  30 September
                                                               2004           2004           2003          2003

                                                        Convenience
                                                        translation
                                                            US$'000    (pound)'000    (pound)'000   (pound)'000

Operating loss                                              (36,838)       (20,021)       (21,315)      (46,124)

Depreciation charge                                           2,671          1,452          1,502         2,989

Amortisation of intangible fixed assets                         968            526            525         1,050

Loss on disposal of fixed assets                                  -              -             94            94

Shares received from MorphoSys                                    -              -              -        (3,589)

Increase in debtors                                          (5,074)        (2,757)        (1,346)       (1,285)

Increase in deferred income                                   6,011          3,267          2,684        10,597

Increase in creditors (excluding deferred income)             3,256          1,769          5,369           449
                                                    ------------------------------------------------------------
                                                            (29,006)       (15,764)       (12,487)      (35,819)
                                                    ============================================================




Page 12 of 14

Analysis and reconciliation of net funds

                                                           1 October     Cash flow        Exchange       31 March
                                                                2003                      movement           2004
                                                         (pound)'000   (pound)'000     (pound)'000    (pound)'000

Cash at bank and in hand                                       1,056          (367)            (45)           644
Overdrafts                                                    (1,144)          698               -           (446)
                                                                     ------------------------------
                                                                               331             (45)
Liquid resources                                             107,916          (555)              -        107,361
                                                      ------------------------------------------------------------
Net cash and liquid resources                                107,828          (224)            (45)       107,559
Finance leases                                                (1,168)          170               -           (998)
                                                      ------------------------------------------------------------
Net funds                                                    106,660           (54)            (45)       106,561
                                                      ============================================================


Reconciliation of movements in group shareholders' funds

                                                                                         Six months           Year
                                                                                              ended          ended
                                                                                           31 March   30 September
                                                                                               2004           2003
                                                                                        (pound)'000    (pound)'000

Loss for the financial period                                                               (17,968)       (39,191)
Other recognised gains and losses relating to the period                                      1,306            606
                                                                                     ------------------------------
                                                                                            (16,662)       (38,585)
New shares issued                                                                            14,115         10,562
                                                                                     ------------------------------
Net decrease in shareholders' funds                                                          (2,547)       (28,023)
Opening shareholders' funds                                                                 107,742        135,765
                                                                                     ------------------------------
Closing shareholders' funds                                                                 105,195        107,742
                                                                                     ==============================



Financial Statements
The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2003 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the six month periods ended 31 March 2004 and 31 March 2003 have not been audited. The results for the year ended 30 September 2003 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2003 are available from the Corporate Communications Department at the Company's registered office:

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH
UK
Tel: +44 (0) 1223 471 471
E-mail: investor.relations@cambridgeantibody.com

Page 13 of 14

Quarterly financial information

                                                                    Three months     Three months
                                                                           ended            ended
                                                                   31 March 2004      31 December
                                                                                             2003
                                                                     (pound)'000      (pound)'000

Consolidated profit and loss account (unaudited):
Turnover                                                                   4,650            3,818
Direct costs                                                              (1,275)            (248)
                                                                 ---------------- ----------------
Gross profit                                                               3,375            3,570

Research and development expenses                                        (11,066)         (10,420)
General and administration expenses                                       (2,283)          (3,197)
                                                                 ---------------- ----------------
Operating loss                                                            (9,974)         (10,047)

Interest receivable (net)                                                  1,070              983
                                                                 ---------------- ----------------

Loss on ordinary activities before taxation                               (8,904)          (9,064)
Taxation on loss on ordinary activities                                        -                -
                                                                 ---------------- ----------------
Loss for the financial period                                             (8,904)          (9,064)
                                                                 ================ ================

Consolidated cash flow statement (unaudited):
Net cash outflow from operations                                          (8,355)          (7,409)
                                                                 ---------------- ----------------

Returns on investments and servicing of finance
Interest received                                                          1,032            1,205
Interest paid                                                                (21)             (22)
                                                                 ---------------- ----------------
                                                                           1,011            1,183

Taxation                                                                       -                -
                                                                 ---------------- ----------------

Capital expenditure and financial investment
Purchase of tangible fixed assets                                           (226)            (373)
                                                                 ---------------- ----------------

Net cash outflow before management of liquid resources
  and financing                                                           (7,570)          (6,599)
                                                                 ---------------- ----------------

Management of liquid resources                                             5,241           (4,686)
                                                                 ---------------- ----------------

Financing
Issue of ordinary share capital                                              235           13,880
Proceeds from new finance lease commitments                                    -                -
Capital elements of finance lease rental payments                            (86)             (84)
                                                                 ---------------- ----------------
                                                                             149           13,796

                                                                 ---------------- ----------------
(Decrease) /increase in cash                                              (2,180)           2,511
                                                                 ================ ================

Notes to Editors

Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Three CAT human therapeutic antibody products are now at various stages of clinical development, with two further product candidates in pre-clinical development.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 41 countries.
o Five further licensed CAT-derived human therapeutic antibodies are in clinical development, with five further licensed product candidates in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGF(beta), a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.